Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FIRST QUARTER 2018 RESULTS

•                  Net loss of $103 million includes $97 million of net foreign exchange loss; Adjusted net income was $31 million

•                  Adjusted EBITDA of $436 million on strong global casino system sales, continued growth in lottery same-store revenues, and Italy sports betting results

•                  Net debt of $7,525 million includes $119 million of net negative foreign currency impact

•                 North America region simplified and consolidated under the leadership of Renato Ascoli as CEO of North America

•                  Cash dividend declared of $0.20 per ordinary share

•                  Company to host Investor Day on August 2, 2018

LONDON, U.K. — May 21, 2018 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2018. Tomorrow, at 8:00 a.m. EDT, management will host a conference call and webcast to present the first quarter results; access details are provided below.

“Compelling content and technology solutions are driving our results,” said Marco Sala, CEO of IGT.  “Lottery same-store revenue growth was among the highest level in the last several quarters, even in our largest markets. A sharp increase in systems sales, double-digit growth in global gaming machine replacement unit shipments, and sequential improvement in the North America installed base confirm the good momentum of our global Gaming business.  The positive underlying contribution from each of our operating segments provides a strong start to the year.”

“We are solidly positioned to achieve our 2018 strategic and financial goals,” said Alberto Fornaro, CFO of IGT.  “With revenue growing 5% and Adjusted EBITDA up 18%, our first quarter results are some of the best we’ve reported.”

Overview of Consolidated First Quarter Results

	Year Ended December 31,		Y/Y Change	Constant Currency Change
(In $ millions, unless otherwise noted)	2017	2016	(%)	(%)

Revenue	4,939	5,154	(-4%)	(-5%)
Operating income	(51)	660	—
Net income per diluted share	$(5.26)	$1.05	—
Net debt	7,319	7,569	(-3%)
Adjusted EBITDA	1,676	1,755	(-5%)	(-6%)
Adjusted operating income	1,028	1,167	(-12%)	(-13%)
Adjusted net income per diluted share	$0.86	$2.33	N/M

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

(1) On January 1, 2018, IGT adopted ASU 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASC 606”). This positively impacted Revenue in the first quarter by $3 million and EBITDA and Adjusted EBITDA by $15 million. Comparative schedules summarizing the impact on the first quarter Condensed Consolidated Statements of Operations and Condensed Consolidated Balance Sheets are included later in this release.

Consolidated revenue was $1,207 million, up 5% from the prior-year quarter

•                  Up 4% at constant currency and scope (adjusted for the sale of Double Down Interactive LLC (“DoubleDown”))

•                  Driven by strong global casino systems sales, broad-based momentum in lottery, and Italy sports betting results

Adjusted EBITDA rose 18% to $436 million, up 14% at constant currency and scope

•                  Higher underlying revenue and profit across all business segments

•                  Includes $15 million timing benefit from adoption of new accounting standard, ASC 606

Adjusted operating income was $251 million, a 6% increase from the prior-year period

•                  Increase driven by revenue growth

•                  Selling, general and administrative expenses up $15 million compared to the prior year, which had benefited from $18 million in one-off bad debt recovery Interest expense was $110 million compared to $115 million in the prior-year period

Provision for income taxes rose to $61 million from a $10 million benefit in the prior-year period

•                  Reflects increases in valuation allowances in the U.K. and higher tax accruals in the current quarter

•                  Prior-year benefit driven by pretax loss in the quarter

Net loss attributable to IGT was $103 million in the quarter; Adjusted net income attributable to IGT was $31 million

Net loss per diluted share of ($0.51); Adjusted net income per diluted share of $0.15

Cash from operations was $77 million compared to $294 million in the prior-year quarter, the decline primarily attributed to

•                  A change in accounting standards requiring restricted cash to be included with cash and cash equivalents within the statement of cash flows

•                  The timing of Italy receivables and incentive compensation payments

Cash and cash equivalents were $570 million as of March 31, 2018, compared to $1,057 million as of December 31, 2017

•                  Maturity of €500 million 6.625% Senior Secured Notes funded in the quarter

Net debt was $7,525 million as of March 31, 2018, compared to $7,319 million as of December 31, 2017

•                  $119 million net negative impact from foreign currency adjustments

•                  $50 million reclassified from cash to restricted cash due to legislative changes impacting the Italy commercial services business

Operating Segment Review

North America Gaming & Interactive

Select Financial Data			Constant
Period Ended March 31	Q1 ‘18	Q1 ‘17	FX
Gaming
Total Revenue	244	305	-20%
Gaming Services	154	234	-34%
Terminal	105	126	-16%
Social (DDI)	0	68	-100%
Other	49	41	19%
Product Sales	89	71	26%
Terminal	50	51	-2%
Other	39	20	96%

Total
Revenue	244	305	-20%
Operating Income	57	69	-12%

Key Performance Indicators			%
Period Ended March 31	Q1 ‘18	Q1 ‘17	Change
Installed base (end of period)
Casino	23,183	23,701	-2.2%

Machine units shipped
New/Expansion	1,024	1,157	-11.5%
Replacement	2,692	2,787	-3.4%
Total machines shipped	3,716	3,944	-5.8%

Revenue of $244 million compared to $305 million in the prior-year quarter, which included DoubleDown

•                  Up 3% at constant scope, primarily on higher product sales

•                  Gaming service revenue was $154 million compared to $234 million in the prior-year period

•                  Decline fully attributable to the sale of DoubleDown and ASC 606 classification of jackpot expense as a contra revenue item (previously included in cost of services)

•                  Installed base up approximately 375 units sequentially; down year-over-year due to large conversion sales in 2017

•                  Product sales of $89 million, up 26% from the prior year

•                  Strong systems sales, for both central systems and add-on solutions

•                  Shipped 3,716 gaming machine units in the quarter compared to 3,944 units in the prior-year period

•                  New and Expansion units down from 1,157 units to 1,024 units on fewer openings

•                  Continued growth in replacement units to casino customers; overall decline due to fewer VLT sales in Canada and Oregon

Operating income of $57 million compared to $69 million in the prior-year quarter

•                  Up 17% at constant scope

•                  Increased revenues

•                  Higher-margin business mix

North America Lottery

Select Financial Data			Constant
Period Ended March 31	Q1 ‘18	Q1 ‘17	FX
Gaming
Total Revenue	38	36	5%
Gaming Services	38	36	5%
Terminal	25	25	0%
Other	13	11	16%
Product Sales	0	0	0%

Lottery
Total Revenue	257	245	5%
Lottery Services	241	232	4%
FM/Concessions	176	166	6%
LMA	36	32	11%
Other Services	29	33	-13%
Product Sales	16	13	24%
Terminal	4	0	N/M
Systems/Other	12	13	-6%

Total
Revenue	295	281	5%
Operating Income	76	69	11%

Key Performance Indicators			%
Period Ended March 31	Q1 ‘18	Q1 ‘17	Change
Installed base (end of period)
VLT - Government Sponsored	15,101	15,009	0.6%

Lottery same-store revenue growth
Instants & draw games			5.4%
Multistate Jackpots			51.6%
Total lottery same-store revenue growth			11.0%

Revenue up 5% to $295 million

•                  Lottery Service revenue rose 4% to $241 million

•                  Same-store revenue up 11.0% on higher jackpot activity and instants innovation

•                  Benefit from incentives accrued for New Jersey and Indiana lottery management agreements

•                  Impacted by exit of low-margin contracts, lower effective rates on recent contract extensions, and weather-related service disruption

•                  Lottery Product Sales increased 27% on a reported basis to $16 million on higher sales of retailer terminals

Operating income rose 11% to $76 million

•                  Same-store revenue growth and New Jersey and Indiana incentives

•                  Partially offset by increased depreciation and amortization and investment in research and development

International

Select Financial Data			Constant
Period Ended March 31	Q1 ‘18	Q1 ‘17	FX
Gaming
Total Revenue	91	78	11%
Gaming Services	40	41	-8%
Terminal	14	12	15%
Other	25	29	-18%
Product Sales	51	37	32%
Terminal	30	26	13%
Other	21	12	76%

Lottery
Total Revenue	74	67	4%
Lottery Services	72	66	3%
FM/Concessions	57	49	8%
Other Services	15	17	-14%
Product Sales	3	2	62%
Systems/Other	3	1	73%

Other
Total Revenue	19	19	-6%
Service Revenue	19	17	6%
Product Sales	0	2	-95%

Total
Revenue	184	164	6%
Operating Income	22	7	145%

Key Performance Indicators			%
Period Ended March 31	Q1 ‘18	Q1 ‘17	Change
Installed base (end of period)
Casino	12,917	10,663	21.1%
VLT - Government Sponsored	2,937	618	375.2%
Total installed base	15,854	11,281	40.5%

Machine units shipped
New/Expansion	91	595	-84.7%
Replacement	2,021	1,414	42.9%
Total machines shipped	2,112	2,009	5.1%

Lottery same-store revenue growth
Instants & draw games			4.0%
Multistate Jackpots			6.0%
Total lottery same-store revenue growth			4.1%

Revenue grew 12% on a reported basis, and 6% at constant currency, to $184 million

•                  Lottery Service revenue increased 9% on a reported basis, and 3% at constant currency, to $72 million

•                  Same-store revenue growth of 4.1% on broad-based geographic strength

•                  Higher EuroMillions jackpot activity

•                  Gaming Product Sales revenue up 37% on a reported basis, and 32% at constant currency, to $51 million

•                  Strong systems sales

•                  Higher gaming machine unit shipments, including double-digit growth in replacement units

•                  Gaming Service revenue dropped 3% on a reported basis, and 8% at constant currency, to $40 million

•                  Decline entirely attributable to ASC 606 classification of jackpot expense as contra revenue item (previously included in cost of services)

•                  Up 5% on a reported basis, and down 1% at constant currency, before ASC 606

•                  Significant installed base growth driven by Greek VLT and video bingo machines

•                  Partially offset by exit of certain low margin businesses and lower yields due to geographic mix

Operating income up significantly to $22 million from $7 million

•                  Higher revenue, improved product mix, and lower SG&A

•                  Unusually low results in prior-year period

Italy

Select Financial Data			Constant
Period Ended March 31	Q1 ‘18	Q1 ‘17	FX
Gaming
Total Revenue	191	176	-6%
Gaming Services	190	176	-6%
Terminal	172	160	-7%
Other	18	15	1%
Product Sales	0	0	0%

Lottery
Total Revenue	214	172	8%
Lottery Services	214	172	8%
FM/Concessions	266	217	6%
Other Services	(52)	(45)	N/M
Product Sales	0	0	0%

Other
Total Revenue	79	54	27%
Service Revenue	79	54	27%
Product Sales	0	0	0%

Total
Revenue	483	402	4%
Operating Income	147	124	1%

Key Performance Indicators
Period Ended March 31			%
(In € millions, except machines)	Q1 ‘18	Q1 ‘17	Change
Lottery
Lotto wagers	2,034	1,873	8.6%
10eLotto	1,451	1,243	16.7%
Core	504	525	-4.0%
Late Numbers	45	106	-57.0%
MillionDAY	34	—	N/M

Scratch & Win Wagers	2,408	2,341	2.9%

Italy lottery revenue growth			7.6%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,931	10,961	-0.3%
VLT - Supplier (B2B)	8,425	9,043	-6.8%
AWP	51,315	58,746	-12.6%
Total Installed Base	70,671	78,750	-10.3%

Wagers
VLT - Operator (B2C)	1,441	1,415	1.8%
AWP	955	1,009	-5.3%
Interactive Wagers (Gaming)	493	468	5.3%

Other
Sports Betting Wagers(1)	246	257	-4.4%
Sports Betting Payout (%)(1)	81.2%	89.5%	-8.3pp

(1) Includes Virtual Wagers and Pools & Horses

Revenue up 20% on a reported basis, and up 4% at constant currency, to $483 million

•                  Lottery Service revenue was $214 million, increase of 24% on a reported basis, and 8% at constant currency

•                  Lotto wagers up 8.6% to €2,034 million on 17% growth in 10eLotto wagers

•                  Scratch & Win wagers up 2.9% to €2.4 billion on Miliardario momentum

•                  Gaming Service revenue of $190 million was up 8%; down 6% at constant currency

•                  Decline reflects higher gaming machine taxes and regulator-mandated reduction in AWP units

•                  Partially offset by improved underlying game performance

•                  Sports betting revenue up on payout of 81.2% versus 89.5% in the prior year

Operating income increased to $147 million compared to $124 million in the prior-year period; up 1% at constant currency

•                  Revenue growth

•                  Partially offset by higher operating expenses

•                  Advertising and marketing costs for new Lottery games

•                  Increased depreciation and amortization

Other Developments

The Company’s board of directors declared a quarterly cash dividend of $0.20 per ordinary share

•                  Record date of June 5, 2018

•                  Payment date of June 19, 2018

In a separate news release today, the Company is announcing a derivatives transaction by De Agostini S.p.A. (“De Agostini”) relating to IGT ordinary shares

•                  De Agostini, IGT’s majority shareholder with 103 million ordinary shares, entered into a variable forward transaction relating to 18 million IGT ordinary shares

•                  IGT is not a party to the variable forward transaction and is not issuing or selling any IGT ordinary shares in connection with the transaction

•                  IGT will be filing a registration statement on Form F-3 (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities Exchange Commission (“SEC”) in connection with the transaction

•                  De Agostini has advised IGT that they are not considering any additional transactions involving their IGT ordinary shares, and they intend to remain IGT’s controlling shareholder

•                  De Agostini will be filing an amendment to its Schedule 13D in connection with the transaction

•                  Please refer to IGT’s and De Agostini’s respective SEC filings for additional details

•                  This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

The Company has consolidated leadership of the North America Gaming & Interactive and North America Lottery segments under Renato Ascoli as CEO of North America

•                  Aligns North America with the regional model that already exists for the International and Italy segments

•                  Global product and service responsibilities for Lottery, Gaming, and Interactive will continue to be assigned primarily to the North America region; local Gaming product marketing, field services, and operations will remain within each region

•                  Better positions the Company to leverage strategic new opportunities, such as sports betting

•                  The Company will continue to report financial results and key performance indicators for the North America Gaming & Interactive and North America Lottery segments

IGT will host an Investor Day on August 2, 2018 in New York City

•                  Primary focus of the event will be on IGT’s global Lottery operations

•                  Please contact Investor_Relations@IGT.com for additional details

Outlook

•                  Adjusted EBITDA of $1,700-$1,780 million

•                  Unchanged from prior outlook

•                  Inclusive of $10-$15 million negative impact from treatment of intellectual property contracts under ASC 606

•                  Capital expenditures of $575-$625 million

•                  Average EUR/USD exchange rate assumption of 1.22

Conference Call and Webcast

May 22, 2018, at 8:00 am EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 5181158

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 5181158

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	March 31,
	2018	2017

Service revenue	1,046,951	1,026,945
Product sales	160,005	125,639
Total revenue	1,206,956	1,152,584

Cost of services	618,058	624,294
Cost of product sales	103,351	114,336
Selling, general and administrative	215,218	200,524
Research and development	71,263	82,621
Restructuring expense	2,016	9,267
Transaction expense, net	55	2,321
Total operating expenses	1,009,961	1,033,363

Operating income	196,995	119,221

Interest income	2,999	2,626
Interest expense	(110,279)	(114,799)
Foreign exchange loss, net	(96,695)	(46,837)
Other income, net	2,981	2,667
Total non-operating expenses	(200,994)	(156,343)

Loss before provision for (benefit from) income taxes	(3,999)	(37,122)
Provision for (benefit from) income taxes	60,505	(10,330)
Net loss	(64,504)	(26,792)
Less: Net income attributable to non-controlling interests	38,642	27,998
Net loss attributable to IGT PLC	(103,146)	(54,790)

Net loss attributable to IGT PLC per common share - basic	(0.51)	(0.27)
Net loss attributable to IGT PLC per common share - diluted	(0.51)	(0.27)

Weighted-average shares - basic	203,597	202,479
Weighted-average shares - diluted	203,597	202,479

International Game Technology PLC

ASC 606 - Revenue Recognition Adoption Impact

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Trade and other receivables, net	952,238	1,104	953,342
Inventories	341,921	(21,409)	320,512
Other current assets	436,410	34,685	471,095
Other non-current assets	2,415,763	26,859	2,442,622

Other current liabilities	1,654,349	(16,607)	1,637,742
Other non-current liabilities	473,231	(3,312)	469,919
Retained deficit	(1,151,665)	61,158	(1,090,507)

International Game Technology PLC

Condensed Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the three months ended
	March 31,
	2018	2017
Cash flows from operating activities
Net loss	(64,504)	(26,792)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	98,087	91,921
Foreign exchange loss, net	96,695	46,837
Amortization	68,392	116,241
Service revenue amortization	56,650	49,399
Stock-based compensation expense	14,178	849
Debt issuance cost amortization	6,099	4,678
Deferred income tax provision	(22,914)	(49,480)
Other non-cash costs, net	5,529	2,964
Changes in operating assets and liabilities:
Trade and other receivables	11,968	136,694
Inventories	(11,657)	158
Accounts payable	(35,545)	(14,946)
Other assets and liabilities	(145,768)	(64,971)
Net cash provided by operating activities	77,210	293,552

Cash flows from investing activities
Capital expenditures	(134,661)	(172,052)
Proceeds from sale of assets	2,473	160,924
Other	347	432
Net cash used in investing activities	(131,841)	(10,696)

Cash flows from financing activities
Principal payments on long-term debt	(625,500)	(54,406)
Net payments of financial liabilities	(32,702)	(27,154)
Dividends paid - non-controlling interests	(13,316)	(13,093)
Net proceeds from short-term borrowings	44,429	797
Proceeds from long-term debt	164,681	—
Other	(825)	(2,439)
Net cash used in financing activities	(463,233)	(96,295)

Net (decrease) increase in cash and cash equivalents, and restricted cash	(517,864)	186,561
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	28,707	(1,885)
Cash and cash equivalents, and restricted cash at the beginning of the period	1,305,430	541,316
Cash and cash equivalents, and restricted cash at the end of the period	816,273	725,992

Supplemental Cash Flow Information:
Interest paid	(227,356)	(210,936)
Income taxes paid	(13,691)	(7,933)

International Game Technology PLC

Net Debt

($ thousands)

	March 31,	December 31,
	2018	2017

6.250% Senior Secured Notes due 2022	1,460,285	1,470,075
6.500% Senior Secured Notes due 2025	1,087,272	1,086,913
4.750% Senior Secured Notes due 2023	1,036,659	1,008,601
4.125% Senior Secured Notes due 2020	857,133	833,655
4.750% Senior Secured Notes due 2020	602,779	585,171
5.625% Senior Secured Notes due 2020	596,238	595,767
7.500% Senior Secured Notes due 2019	147,567	148,231
5.500% Senior Secured Notes due 2020	125,553	125,709
5.350% Senior Secured Notes due 2023	61,060	61,082
Senior Secured Notes, long-term	5,974,546	5,915,204

Term Loan Facilities due 2023	1,834,878	1,785,361
Revolving Credit Facilities due 2021	240,367	76,880
Long-term debt, less current portion	8,049,791	7,777,445

6.625% Senior Secured Notes due 2018	—	599,114
Current portion of long-term debt	—	599,114

Short-term borrowings	44,448	—
Total debt	8,094,239	8,376,559

Cash and cash equivalents	569,620	1,057,418

Net debt	7,524,619	7,319,141

Note:  Net debt is a non-GAAP financial measure

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	March 31,
	2018	2017

Net loss	(64,504)	(26,792)
Provision for (benefit from) income taxes	60,505	(10,330)
Non-operating expenses	200,994	156,343
Depreciation	98,087	91,921
Amortization	68,392	116,241
Service revenue amortization	56,650	49,399
Stock-based compensation expense	14,178	849
Restructuring expense	2,016	9,267
Transaction expense, net	55	2,321
Non-cash purchase accounting (excluding D&A)	(217)	(183)
Bad debt recovery	—	(17,873)
Adjusted EBITDA	436,156	371,163

Cash flows from operating activities	77,210	293,552
Capital expenditures	(134,661)	(172,052)
Free Cash Flow	(57,451)	121,500

International Game Technology PLC

ASC 606 - Revenue Recognition Q1 2018 Impact

Condensed Consolidated Statements of Operations

($ thousands, except per share data)

Unaudited

	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Revenue	1,203,907	3,049	1,206,956
Operating expenses	(1,022,099)	12,138	(1,009,961)
Provision for income taxes	58,613	1,892	60,505
Net loss attributable to IGT PLC	(116,441)	13,295	(103,146)

Net loss attributable to IGT PLC per common share - basic	(0.57)	0.06	(0.51)
Net loss attributable to IGT PLC per common share - diluted	(0.57)	0.06	(0.51)

International Game Technology PLC

ASC 606 - Revenue Recognition Adoption Impact

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Trade and other receivables, net	952,238	1,104	953,342
Inventories	341,921	(21,409)	320,512
Other current assets	436,410	34,685	471,095
Other non-current assets	2,415,763	26,859	2,442,622

Other current liabilities	(1,654,349)	16,607	(1,637,742)
Other non-current liabilities	(473,231)	3,312	(469,919)
Retained deficit	(1,029,349)	(61,158)	(1,090,507)

International Game Technology PLC

ASC 606 - Revenue Recognition Adoption Impact

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted

Trade and other receivables, net	952,238	1,104	953,342
Inventories	341,921	(21,409)	320,512
Other current assets	436,410	34,685	471,095
Other non-current assets	2,415,763	26,859	2,442,622

Other current liabilities	(1,654,349)	16,607	(1,637,742)
Other non-current liabilities	(473,231)	3,312	(469,919)
Retained deficit	(1,029,349)	(61,158)	(1,090,507)

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Q1 2018	Adjustments				Q1 2018
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,206,956	(177)	—	—	—	1,206,779

Cost of services	618,058	(21,155)	—	—	—	596,903
Cost of product sales	103,351	(3,869)	—	—	—	99,482
Selling, general and administrative	215,218	(26,849)	—	—	—	188,369
Research and development	71,263	(235)	—	—	—	71,028
Restructuring expense	2,016	—	—	(2,016)	—	—
Transaction expense, net	55	—	—	—	(55)	—
Total operating expenses	1,009,961	(52,108)	—	(2,016)	(55)	955,782

Operating income	196,995	51,931	—	2,016	55	250,997

Interest expense, net	(107,280)	504	—	—	—	(106,776)
Foreign exchange loss, net	(96,695)	—	96,695	—	—	—
Other income, net	2,981	(2,185)	—	—	—	796
Total non-operating expenses	(200,994)	(1,681)	96,695	—	—	(105,980)

(Loss) income before provision for income taxes	(3,999)	50,250	96,695	2,016	55	145,017

Provision for income taxes (a)	60,505	11,910	2,646	552	—	75,613

Net (loss) income	(64,504)	38,340	94,049	1,464	55	69,404

Less: Net income attributable to non-controlling interests	38,642	25	—	—	—	38,667

Net (loss) income attributable to IGT PLC	(103,146)	38,315	94,049	1,464	55	30,737

Net (loss) income per common share - diluted	(0.51)					0.15
Weighted-average shares - diluted (b)	203,597					204,171

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Q1 2017	Adjustments				Q1 2017
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	1,152,584	(178)	—	—	—	1,152,406

Cost of services	624,294	(42,230)	—	—	—	582,064
Cost of product sales	114,336	(29,682)	—	—	—	84,654
Selling, general and administrative	200,524	(34,928)	—	—	—	165,596
Research and development	82,621	(201)	—	—	—	82,420
Restructuring expense	9,267	—	—	(9,267)	—	—
Transaction expense, net	2,321	—	—	—	(2,321)	—
Total operating expenses	1,033,363	(107,041)	—	(9,267)	(2,321)	914,734

Operating income	119,221	106,863	—	9,267	2,321	237,672

Interest expense, net	(112,173)	1,088	—	—	—	(111,085)
Foreign exchange loss, net	(46,837)	—	46,837	—	—	—
Other income, net	2,667	34	—	—	—	2,701
Total non-operating expenses	(156,343)	1,122	46,837	—	—	(108,384)

(Loss) income before (benefit from) provision for income taxes	(37,122)	107,985	46,837	9,267	2,321	129,288

(Benefit from) provision for income taxes (a)	(10,330)	38,229	10,668	3,172	853	42,592

Net (loss) income	(26,792)	69,756	36,169	6,095	1,468	86,696

Less: Net income attributable to non-controlling interests	27,998	25	—	—	—	28,023

Net (loss) income attributable to IGT PLC	(54,790)	69,731	36,169	6,095	1,468	58,673

Net (loss) income per common share - diluted	(0.27)					0.29
Weighted-average shares - diluted (b)	202,479					203,052

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant
Period Ended March 31	Q1 ‘18	Q1 ‘17	FX
Gaming
Total Revenue	563	596	-11%
Gaming Services	422	487	-19%
Terminal	317	323	-9%
Social (DDI)	0	68	-100%
Other	105	96	5%
Product Sales	141	109	28%
Terminal	80	77	3%
Other	61	32	87%

Lottery
Total Revenue	546	484	6%
Lottery Services	527	470	5%
FM/Concessions	500	432	6%
LMA	36	32	11%
Other Services	(9)	5	-133%
Product Sales	19	14	28%
Terminal	4	0	N/M
Systems/Other	15	14	2%

Other
Total Revenue	98	73	19%
Service Revenue	98	70	22%
Product Sales	0	2	-95%

Consolidated
Revenue	1,207	1,153	-2%
Operating Income:
Segment Total	302	269	4%
Purchase Accounting	(52)	(107)	-52%
Corporate Support	(53)	(42)	19%
Total	197	119	48%

Key Performance Indicators			%
Period Ended March 31	Q1 ‘18	Q1 ‘17	Change
Installed base (end of period)
Casino	36,100	34,364	5.1%
VLT - Government Sponsored (ex-Italy)	18,038	15,627	15.4%
VLT - Italy Supplier (B2B)	8,425	9,043	-6.5%
Total installed base	62,563	59,034	6.0%
Yield	$28.24	$30.92	-9.0%
(average revenue per unit per day)

Additional Italian Network Details:
VLT - Operator (B2C)	10,931	10,961	-0.3%
AWP	51,315	58,746	-12.6%

Machine units shipped
New/Expansion	1,115	1,752	-36.4%
Replacement	4,713	4,201	12.2%
Total machines shipped	5,828	5,953	-2.1%

Global lottery same-store revenue growth
Instants & draw games			5.1%
Multistate Jackpots			45.9%
Total lottery same-store revenue growth (ex-Italy)			9.4%
Italy lottery revenue growth			7.6%